UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.                  Eagleford Energy Corp. Material Change Report and News Release issued by the Company on February 4, 2016, as filed on Sedar on February 4, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 4, 2016	EAGLEFORD ENERGY CORP.

By: /s/ James Cassina
Name: James Cassina
Title: President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Corp. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

February 1, 2016 and February 5, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on February 4, 2016 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced that it filed Articles of Amendment effective February 1, 2016 consolidating the common shares of Eagleford Energy Corp., on the basis of one (1) common share for every ten (10) common shares (the “Consolidation”), and changing its name to INTELLIGENT CONTENT ENTERPRISES INC.

Item 5.	Full Description of Material Change

The Company filed Articles of Amendment effective February 1, 2016 consolidating the common shares of Eagleford Energy Corp., on the basis of one (1) common share for every ten (10) common shares and changing its name to INTELLIGENT CONTENT ENTERPRISES INC. No fractional shares shall be issued as a result of the Consolidation, and if any fractional share would otherwise result from the Consolidation, such fractional share shall be rounded up to the nearest whole share. Accordingly, the capitalization of the Corporation will be consolidated from 241,402,479 common shares issued and outstanding to approximately 24,140,730 common shares issued and outstanding under the new name INTELLIGENT CONTENT ENTERPRISES INC.

The new ISIN number is CA45826K1021 and the new CUSIP number is 45826K102. FINRA has approved the quotation of the common shares of INTELLIGENT CONTENT ENTERPRISES INC., on the OTCQB under the symbol ICEID effective February 5, 2016, and 20 business days following the effective date, the symbol will change to ICEIF.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

February 4, 2016

Schedule “A”

For immediate release

COMMON SHARE CONSOLIDATION AND NAME CHANGE

Toronto, Canada February 4, 2016 – Eagleford Energy Inc. (OTCQB “EGFDF”) (“Eagleford Energy” or the “Corporation”), announces that it has filed Articles of Amendment effective February 1, 2016, consolidating the common shares of Eagleford Energy Corp., on the basis of one (1) common share for every ten (10) common shares (the “Consolidation”), and changing its name to INTELLIGENT CONTENT ENTERPRISES INC. No fractional shares shall be issued as a result of the Consolidation, and if any fractional share would otherwise result from the Consolidation, such fractional share shall be rounded up to the nearest whole share. Accordingly, the capitalization of the Corporation will be consolidated from 241,402,479 common shares issued and outstanding to approximately 24,140,730 common shares issued and outstanding under the new name INTELLIGENT CONTENT ENTERPRISES INC.

The new ISIN number is CA45826K1021 and the new CUSIP number is 45826K102. FINRA has approved the quotation of the common shares of INTELLIGENT CONTENT ENTERPRISES INC., on the OTCQB under the symbol ICEID effective February 5, 2016, and 20 business days following the effective date, the symbol will change to ICEIF.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244